September 26, 2019

Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corporation
925 West Georgia Street
Suite 1800
Vancouver, British Columbia V6C 3L2
Canada

       Re: First Majestic Silver Corporation
           Form 40-F for the Fiscal Year Ended December 31, 2018
           FIle No. 001-34984

Dear Mr. Neumeyer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2018

Exhibit 99.2
4. Acquisition of Primero Mining Corp., page 22

1. We note that, concurrent with your acquisition of Primero, you terminated a pre-existing precious metals purchase agreement between Wheaton Precious Metals International Ltd.
      (WPMI) and Primero Mining Corp. (Primero) relating to the San Dimas mine. We also note that you subsequently entered into a new precious metals purchase agreement with
      WPMI and transferred $143.1 million to WPMI in the form of 20,914,590 of your common shares. Please tell us why the settlement of Primero's agreement with WPMI was treated as consideration in a business combination rather than a separate transaction in accordance with paragraph 52 of IFRS 3. In doing so, please also tell us your consideration of paragraphs B51 to B53 of IFRS 3.
 Keith Neumeyer
First Majestic Silver Corporation
September 26, 2019
Page 2
2. We refer you to page 90 in exhibit 99.2 to the Form 40-F, filed on April 1, 2019 by
         Wheaton Precious Metals Corp. It is disclosed that Wheaton Precious Metals Corporation received a cash payment of $220 million for the termination of the San Dimas purchase agreement. It is also disclosed that Wheaton Precious Metals Corporation paid an upfront cash payment of $220 million under the terms of the new San Dimas purchase agreement.
         Please tell us if you were a party to these cash transactions and, if so, please explain how these cash payments were considered in your accounting for the precious metals purchase transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at
(202) 551-3813
if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameKeith Neumeyer
                                                               Division of
Corporation Finance
Comapany NameFirst Majestic Silver Corporation
                                                               Office of
Beverages, Apparel and
September 26, 2019 Page 2                                      Mining
FirstName LastName